                     SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)


                              Siebel Systems, Inc.
      ----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
      ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   876170102
      ----------------------------------------------------------------
                                 (CUSIP Number)

                                   Ori Sasson
                            Scopus Technology, Inc.
                               1900 Powell Street
                              Emeryville, CA 94608
                                 (510) 597-5800
      ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 1, 1998
      ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of this section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 876170102
          ---------

-------------------
CUSIP NO. 876170102
-------------------


1    NAME OF REPORTING PERSON

     Scopus Technology, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     94-3134998
--------------------------------------------------------------------------------


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a):           (b):

--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): [_]


--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of California

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY       7    SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON           -0-
                                    8    SHARED VOTING POWER
                                         9,587,300
                                    9    SOLE DISPOSITIVE POWER
                                         -0-
                                    10   SHARED DISPOSITIVE POWER
                                         -0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,587,300 shares

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [_]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.32%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Scopus Technology, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange
                                                                       --------
Act"), or for any other purpose, and such beneficial ownership is expressly
---
disclaimed.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to common stock, par value $0.001 per share ("Siebel Common Stock"), of Siebel Systems, Inc., a Delaware
            -------------------
corporation ("Siebel").  The principal executive offices of Siebel are located
              ------
at 1855 South Grant Street, San Mateo, California 94402.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Scopus Technology, Inc., a California corporation ("Scopus"). The address of the principal office and
                         ------
principal business of Scopus is 1900 Powell Street, Emeryville, California 94608. Scopus develops, markets and designs client/server software solutions for the customer information management market. Set forth in Schedule A is a list of each of Scopus' directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Scopus in which such employment is conducted. During the past five years neither Scopus nor, to Scopus' knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Scopus nor, to Scopus' knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger and Reorganization dated March 1, 1998 (the "Merger Agreement") among Scopus, Syracuse Acquisition Sub, Inc., a
              ----------------
California corporation and a wholly-owned subsidiary of Siebel ("Merger Sub")
                                                                 ----------
and Siebel, and subject to the conditions set forth therein (including approval by stockholders of Siebel and Scopus), Merger Sub will be merged with and into Scopus (the "Merger"), with each share of Scopus common stock, $0.001 par value
             ------
per share ("Scopus Common Stock"), being converted into the right to receive
            -------------------
0.36405 shares of common stock, par value $.001 per share, of Siebel ("Siebel Common Stock") (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (the "Exchange Ratio"). After giving effect to the 100% dividend on Siebel Common Stock to be paid on March 20, 1998, the Exchange Ratio would be 0.7281. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     To facilitate the consummation of the Merger, certain stockholders of Siebel have entered into voting agreements with Scopus as described in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of Siebel, with and into Scopus in a statutory merger pursuant to the California General Corporation Law ("California
                                                                      ----------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
---                                               --------------
existence of Merger Sub will cease and Scopus will continue as the surviving corporation and as a wholly-owned subsidiary of Siebel ("Surviving
                                                         ---------
Corporation"). The officers and directors of the Surviving Corporation after the Effective Time shall be as mutually determined by Scopus and Siebel prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Articles of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that at the
                                         --------  -------
Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Scopus Technology, Inc. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

     Merger Consideration.  In connection with the Merger, holders of
     --------------------
outstanding Scopus Common Stock will receive, in exchange for each share of Scopus Common Stock held by them, 0.36405 shares of Siebel Common Stock (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction (the "Exchange Ratio"). After giving effect to the 100% dividend on Siebel Common Stock to be paid on March 20, 1998, the Exchange Ratio would be 0.7281. In addition, Siebel will assume all options outstanding under Scopus' 1991 Stock Option Plan and the Director Stock Option Plan. In accordance with the terms of the Merger Agreement, Siebel and Scopus will mutually agree as to the treatment of Scopus' Employee Stock Purchase Plan. If the Merger is consummated, Scopus Common Stock will be deregistered under the Exchange Act and delisted from The Nasdaq National Market.

     Representations, Warranties, Covenants and Closing Conditions.  The Merger
     -------------------------------------------------------------
Agreement contains customary representations and warranties on the part of Scopus and Siebel, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Scopus and Siebel, regulatory approval, and the occurrence of no material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of Scopus and Siebel prior to the earlier of the Effective Time and the termination of the Merger Agreement. Scopus has agreed to conduct its business in the ordinary course, in a commercially reasonable manner and in compliance with applicable laws. In addition, a number of corporate actions by Scopus during the period pending the closing of the Merger require Siebel's approval, including borrowings, capital expenditures and stock option grants above specified minimums. Siebel has agreed not to take, without Scopus' prior written consent, certain actions, such as payment of extraordinary dividends or other distributions to shareholders, if they would be materially adverse to the shareholders of Scopus compared to the stockholders of Siebel.

     Termination of the Merger Agreement.  The Merger Agreement may be
     -----------------------------------
terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Siebel and the shareholders of Scopus: (i) by mutual written consent of the Boards of Directors of Siebel and Scopus; (ii) subject to certain exceptions, by either Siebel or Scopus if the Merger shall not have been consummated by September 1, 1998; (iii) by either Siebel or Scopus in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by Siebel or Scopus if the Scopus Special Meeting shall have been held and the Merger Agreement and the Merger shall not have been approved by the necessary vote of the Scopus shareholders; (v) by Siebel or Scopus if (at any time prior to the adoption and approval of the Merger Agreement and approval of the Merger by the Scopus shareholders) a "Triggering Event" (as defined in Merger Agreement) shall have occurred (provided that Scopus shall not have the right to terminate on this basis until May 30, 1998); (vi) by Siebel or Scopus if (at any time prior to the adoption and approval of the Merger Agreement and approval of the Merger by the Scopus shareholders) a "Termination Event" (as defined in the Merger Agreement) shall have occurred (provided that Scopus shall not have the right to terminate on this basis until May 30, 1998); (vii) subject to certain limitations, by Siebel or Scopus if the Siebel Special Meeting shall have been held and the issuance of Siebel Common Stock in the Merger shall not have been approved by the necessary vote of the Siebel stockholders; (viii) by Siebel if Scopus' representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Scopus' covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement; or (ix) by Scopus if Siebel's representations and warranties in the Merger Agreement shall be or become materially inaccurate or if any of Siebel's covenants in the Merger Agreement shall have been breached and not cured within the period required by the Merger Agreement.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Voting Agreements.  As an inducement to Scopus to enter into the Merger
     -----------------
Agreement, each of Thomas M. Siebel, Thomas M. Siebel as Trustee under the Siebel Living Trust u/a/d 7/29/93, Siebel Asset Management, L.P., the Thomas and Stacey Siebel Foundation and First Virtual Capital, Inc. (individually, a "Siebel Voting Agreement Stockholder" and, collectively, the "Siebel Voting Agreement Stockholders") has entered into a Voting Agreement dated as of March 1, 1998 (individually, a "Siebel Voting Agreement" and, collectively, the "Siebel Voting Agreements") with Siebel and Scopus. The Siebel Voting Agreement Stockholders, who beneficially own an aggregate of 9,587,300 outstanding shares of Siebel Common Stock (representing approximately 26.32% of the shares of Siebel Common Stock as of February 4, 1998), have agreed that, prior to the Expiration Date, they will vote their shares of Siebel Common Stock in favor of
(i) the issuance of the shares of Siebel Common Stock to be issued in the Merger and (ii) each of the other actions contemplated by the Merger Agreement. They have also agreed, in certain instances, to require any party to whom their shares of Siebel Common Stock may be sold, pledged, granted an option to purchase, or otherwise transferred to execute a counterpart of the Siebel Voting Agreement and agree to hold such Siebel securities subject to all the terms and provisions of the Siebel Voting Agreements. Each

Siebel Voting Agreement Stockholder and the number of outstanding shares of Siebel Common Stock held of record by each Siebel Voting Agreement Stockholder as of February 4, 1998 is set forth in Schedule B hereto, which is hereby incorporated by this reference. Scopus did not pay any additional consideration to any Siebel Voting Agreement Stockholder in connection with the execution and delivery of the Siebel Voting Agreements. The foregoing summary of the Siebel Voting Agreements is qualified in its entirety by reference to a copy of the form of Siebel Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Siebel to enter into the Merger Agreement, each of Ori
S. Sasson, General Atlantic Partners, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P., General Atlantic Partners 17, L.P. and A. Aaron Omid (individually, a "Scopus Voting Agreement Shareholder" and, collectively, the "Scopus Voting Agreement Shareholders") has entered into a Voting Agreement dated as of March 1, 1998 (individually, a "Scopus Voting Agreement" and, collectively, the "Scopus Voting Agreements") with Siebel. The Scopus Voting Agreement Shareholders, who own an aggregate of 5,257,000 outstanding shares of Scopus Common Stock (representing approximately 25.36% of the outstanding shares of Scopus Common Stock as of March 1, 1998), have agreed that, prior to the Expiration Date, they will vote their shares of Scopus Common Stock in favor of: (i) approval of the Merger; (ii) approval and adoption of the Merger Agreement; and (iii) each of the other actions contemplated by the Merger Agreement. The Scopus Voting Agreement Shareholders have also delivered to Siebel irrevocable proxies with respect to the matters covered by the Scopus Voting Agreements. In addition, subject to certain de minimis exceptions, the Scopus Voting Agreement Shareholders have agreed not to transfer any securities of Scopus owned by them ("Scopus Securities") unless and until the proposed transferee of such Scopus Securities shall have (i) executed a counterpart of the Scopus Voting Agreement and an irrevocable proxy and (ii) agreed to hold such Scopus Securities subject to all of the terms and provisions of the Scopus Voting Agreement. A copy of this agreement is included as Exhibit 3 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Stock Option Agreement.  Also as an inducement to Siebel to enter into the
     ----------------------
Merger Agreement, Scopus and Siebel entered into a Stock Option Agreement dated March 1, 1998 ("Stock Option Agreement") pursuant to which Scopus granted Siebel
                ----------------------
the right under certain conditions to purchase up to 3,493,879 shares of Scopus Common Stock (the "Options") at a purchase price of $20.00 per share (the "Option"). Subject to certain conditions, the option granted in the Option Agreement may be exercised, in whole or in part, on any one occasion, if a "Triggering Event" (as defined in the Merger Agreement) has occurred; provided, however, that in the event the Option becomes exercisable for this reason, the Option shall terminate upon the earliest to occur of: (i) the Effective Time of the Merger; (ii) 270 days after the first occurrence of a Triggering Event; and
(iii) the valid termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Triggering Event. In addition, if (i) the Scopus Special Meeting shall have been held and the Merger and the Merger Agreement shall not have been adopted and approved by the necessary vote of the Scopus shareholders, and (ii) following the date of the Merger Agreement and prior to the Scopus Special Meeting, an "Acquisition Proposal" (as defined in Merger Agreement) shall have been publicly announced; and (iii) on or prior to the first anniversary of the termination of the Merger Agreement, Siebel shall have entered into a definitive agreement providing for a Company Acquisition (as defined in the Merger Agreement) then the option granted in the Option Agreement may be exercised by Siebel, in whole or in part, on any one occasion and at any time following the date of such definitive agreement relating to a Company Acquisition (or the consummation of a Company Acquisition if there is no definitive agreement) and prior to the date 180 days following the date of such definitive agreement relating to a Company Acquisition (or 180 days after the consummation of a Company Acquisition if there is no definitive agreement).

     Siebel has agreed that in the event that the Option becomes exercisable and the Option or the Scopus Common Stock (or any rights therein) subject to the Option are sold, transferred or otherwise disposed of by Siebel at any time within the subsequent ten years, Siebel shall pay to Scopus the amount by which any "Proceeds" (as defined in the Stock Option Agreement) from such transaction exceeds the "Aggregate Cost Amount" (as defined in the Stock Option Agreement) of the Option or the Scopus Common Stock so transferred, as applicable (including interest on the aggregate purchase price of the Scopus Common Stock if Scopus Common Stock is transferred). In addition, during the 180 day period commencing with the date 270 days following the acquisition by Siebel of any Scopus Common Stock issuable pursuant to the Option, Scopus may repurchase such Scopus Common Stock at a price equal to the aggregate exercise price plus interest from the date such Scopus Common Stock was acquired. Scopus has also granted Siebel certain rights to require Scopus to register the Scopus Common Stock acquired pursuant to the Option under the Securities Act of 1933, as amended (the "Securities Act").

     The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as
Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

     Affiliate Agreements.  In connection with the Merger Agreement, Scopus has
     --------------------
covenanted to deliver to Siebel agreements ("Scopus Affiliate Agreements") executed by each person who is an "affiliate," as such term is defined in Rule 145 promulgated under the Securities Act, of Scopus (each a "Scopus Affiliate"), whereby each such Scopus Affiliate agrees not to effect any sale, transfer or other disposition of Siebel Common Stock received by such Scopus Affiliate in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act, as evidenced by a broker's letter and a representation letter executed by the Scopus Affiliate (reasonably satisfactory in form and content to Siebel), each stating that such requirements have been met; (ii) legal counsel reasonably satisfactory to Siebel shall have advised Siebel in a written option letter (reasonably satisfactory in form and content to Siebel), upon which Siebel may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; (iii) such, sale transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or (iv) an authorized representative of the Securities Exchange Commission (the "Commission") shall have rendered written advice to such Scopus Affiliate to the effect that the Commission would take no action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the Commission shall have been delivered to Siebel.

     In addition, so as to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes, the Scopus Affiliate Agreements provide that during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) Siebel's public announcement of financial results covering at least 30 days of combined operations of Siebel and Scopus or (ii) the Merger Agreement is terminated in accordance with its terms, no Scopus Affiliate shall sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's otherwise) intended or having the effect, directly or indirectly, to reduce such Scopus Affiliate's risk relative to: (i) any Scopus Common Stock (except pursuant to and upon consummation of the Merger); or (ii) any Siebel Common Stock received by such Scopus Affiliate in the Merger or upon exercise of options assumed by Siebel in the Merger. Provided certain conditions are met, the Scopus Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain de minimis transfers; (ii) transfers in payment of the exercise price of options to purchase Scopus Common Stock or Siebel Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such Scopus Affiliate's family or gifts to members of such Scopus Affiliate's family. The foregoing summary of the Scopus Affiliate Agreements is qualified in its entirety by reference to the copy of the Scopus Affiliate Agreement included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, Siebel has covenanted to deliver to Scopus agreements ("Siebel Affiliate Agreements") executed by each person who is an "affiliate" of Siebel (each a "Siebel Affiliate") providing that, during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) Siebel's public announcement of financial results covering at least 30 days of combined operations of Siebel and Scopus or (ii) the Merger Agreement is terminated in accordance with its terms, no Siebel Affiliate shall, subject to certain exceptions, sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's or otherwise) intended or having the effect, directly or indirectly, to reduce such Siebel Affiliate's risk relative to any Siebel Common Stock. Provided certain conditions are met, the Siebel Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to : (i) certain de minimis transfers; (ii) transfers in payment of the exercise price of options to purchase Siebel
Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such Siebel Affiliate's family or gifts to members of such Siebel Affiliate's family. The foregoing summary is qualified in its entirety by reference to the copy of the Siebel Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.   INTEREST IN SECURITIES OF SIEBEL.

     As a result of and subject to the Siebel Voting Agreement, Scopus has shared power to vote an aggregate of 9,587,300 shares of Siebel Common Stock for the limited purposes described in Item 4 above, and may be deemed to beneficially own such shares. Such shares constitute approximately 26.32% of the issued and outstanding shares of Siebel Common Stock as of March 1, 1998.

     To Scopus' knowledge, no shares of Siebel Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Scopus has not affected any transaction in Siebel Common Stock during the past 60 days and, to Scopus' knowledge, none of the persons named in Schedule A has affected any transaction in Siebel Common Stock during the past 60 days.

     Set forth in Schedule A is a list of each of Scopus' directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Scopus in which such employment is conducted. During the past five years neither Scopus nor, to Scopus' knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Scopus nor, to Scopus' knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Scopus' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Siebel, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger and Reorganization dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Syracuse Acquisition Sub, Inc., a California corporation and wholly-owned subsidiary of Siebel Systems, Inc., and Scopus Technology, Inc. a California corporation.*

     2. Form of Voting Agreement dated March 1, 1998 by and among Scopus Technology, Inc., a California corporation, Siebel Systems Inc., a Delaware Corporation and certain stockholders of Siebel.*

     3. Form of Voting Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, and certain shareholders of Scopus Technology, Inc., a California corporation.*

     4. Form of Option Agreement dated March 1, 1998 by and between Siebel System, Inc., a Delaware corporation and Scopus Technology Inc., a California corporation.*

     5. Form of Affiliate Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Scopus Technology, Inc., a California corporation and certain shareholders of Scopus.*

     6. Form of Affiliate Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Scopus Technology, Inc., a California corporation and certain stockholders of Siebel.*


---------------
* Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1998

                                    SCOPUS TECHNOLOGY, INC.


                                    By:  /s/ Michele Axelson
                                        ---------------------------------
                                        Title:  Senior Vice President and
                                                Chief Financial Officer

                                   SCHEDULE A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            SCOPUS TECHNOLOGY, INC.

                                 Present Principal Occupation
       Name                       Including Name of Employer              Citizenship
       ----                      ----------------------------             -----------
Ori Sasson                Chairman of the Board of Directors, Chief          U.S.
                          Executive Officer and President of Scopus

Michele L. Axelson        Senior Vice President and Chief Financial          U.S.
                          Officer of Scopus

A. Aaron Omid             Senior Vice President, Worldwide Field             U.S.
                          Operations, and Secretary of Scopus

Jeffrey G. Bork           Senior Vice President, Worldwide Marketing of      U.S.
                          Scopus

Kira Makagon              Vice President, Product Development of Scopus      U.S.

Nat D. Natraj             Vice President, General Manager Financial          U.S.
                          Services of Scopus

Michael Askew             Vice President, General Manager of                 U.S.
                          Communications of Scopus

Francoise Tourniaire      Vice President, Worldwide Services of Scopus       U.S.

Lyle D. York              Vice President, Customer Relations of Scopus       U.S.

J. Michael Cline          Director of Scopus and General Partner, General    U.S.
                          Atlantic Partners, 3 Pickwick Plaza, Suite 200,
                          Greenwich, CT 06830

Christopher R. Gibbons    Director of Scopus and General Manager,            U.S.
                          Enterprise Computing at Microsoft Corporation,
                          1 Microsoft Way, Sammanish Bldg.,
                          Redmond, WA 98502

Ronald Abelmann           Director of Scopus and President and Chief         U.S.
                          Executive Officer of WindRiver Systems,
                          1010 Atlantic Avenue, Alameda, CA 94501

Max D. Hopper             Director of Scopus and Private Investor,           U.S.
                          Max D. Hopper Associates, Inc.,
                          1950 Stemmons Freeway, Suite 501,
                          Dallas, TX 75207

                                   SCHEDULE B

                                              Siebel Common Stock Held
Stockholder                                of Record as of February 4, 1998
-----------------------------------------  --------------------------------

Thomas M. Siebel                                                    900,000
Siebel Systems, Inc.
1855 South Grant Street
San Mateo, CA 94402

Thomas M. Siebel as Trustee                                       7,363,562
under the Siebel Living Trust
u/a/d 7/29/93
c/o Siebel Systems, Inc.
1855 South Grant Street
San Mateo, CA 94402

Siebel Asset Management, L.P.                                       293,738
c/o Siebel Systems, Inc.
1855 South Grant Street
San Mateo, CA 94402

The Thomas and Stacey Siebel Foundation                              80,000
c/o Siebel Systems, Inc.
1855 South Grant Street
San Mateo, CA 94402

First Virtual Capital, Inc.                                         950,000
264 Village Drive, Suite 102
Incline Village, NV 89451
                                                                  ---------
  Total                                                           9,587,300
                                                                  =========

                                EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

 1. Agreement and Plan of Merger and Reorganization dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Syracuse Acquisition Sub, Inc., a California corporation and wholly-owned subsidiary of Siebel Systems, Inc., and Scopus Technology, Inc. a California corporation.*

 2. Form of Voting Agreement dated March 1, 1998 by and among Scopus Technology, Inc., a California corporation, Siebel Systems Inc., a Delaware Corporation and certain stockholders of Siebel.*

 3. Form of Voting Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, and certain shareholders of Scopus Technology, Inc., a California corporation.*

 4. Form of Option Agreement dated March 1, 1998 by and between Siebel System, Inc., a Delaware corporation and Scopus Technology Inc., a California corporation.*

 5. Form of Affiliate Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Scopus Technology, Inc., a California corporation and certain shareholders of Scopus.*

 6. Form of Affiliate Agreement dated March 1, 1998 by and among Siebel Systems, Inc., a Delaware corporation, Scopus Technology, Inc., a California corporation and certain stockholders of Siebel.*

-----------------
* Previously filed.